UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 17.9% FOR THE MONTH OF MARCH

Guadalajara, Jalisco, Mexico, April 6, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of March 2016, compared to traffic figures for March 2015.

During March 2016, total terminal passengers increased 17.9% in the 13 airports, compared to the same period of the previous year. Domestic passenger traffic presented a 25.1% increase, while international passenger traffic increased 10.1%.

Based on passenger traffic during the first quarter and forecasted traffic considering offered seats figures provided by airlines for the remainder of the year, GAP expects an annual increase in passenger volume between 10% and 11% for 2016.

Domestic Terminal Passengers (in thousands):

Airport	Mar-15	Mar-16	% Var	Jan-Mar 15	Jan-Mar 16	% Var
Guadalajara	536.2	614.9	14.7%	1,477.4	1,683.8	14.0%
Tijuana	355.2	500.7	41.0%	1,023.9	1,407.8	37.5%
Puerto Vallarta	84.2	103.1	22.4%	229.2	275.7	20.3%
Montego Bay	0.8	0.7	-18.2%	2.6	2.0	-23.7%
Los Cabos	77.0	104.7	35.9%	210.0	262.3	25.0%
Guanajuato	71.4	87.0	21.9%	193.6	238.6	23.3%
Hermosillo	107.6	125.8	16.9%	288.7	338.0	17.1%
La Paz	55.4	75.0	35.5%	147.4	195.8	32.9%
Mexicali	44.1	58.9	33.4%	122.8	162.4	32.2%
Aguascalientes	36.2	41.5	14.8%	99.0	113.2	14.4%
Morelia	17.5	22.4	28.4%	52.2	67.1	28.6%
Los Mochis	23.3	29.6	26.8%	62.9	79.9	27.1%
Manzanillo	9.0	9.8	8.8%	26.1	28.1	7.6%
Total	1,417.9	1,774.0	25.1%	3,935.8	4,854.8	23.4%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Airport	Mar-15	Mar-16	% Var	Jan-Mar 15	Jan-Mar 16	% Var
Guadalajara	238.9	286.7	20.0%	719.1	851.3	18.4%
Tijuana	3.1	4.5	47.3%	6.9	13.5	95.3%
Puerto Vallarta	333.3	360.0	8.0%	934.1	1,029.8	10.2%
Montego Bay	378.2	392.1	3.7%	1,042.3	1,093.9	4.9%
Los Cabos	272.5	314.3	15.3%	692.0	831.8	20.2%
Guanajuato	44.2	47.6	7.9%	128.9	141.8	10.0%
Hermosillo	6.6	7.0	6.9%	18.4	21.4	16.6%
La Paz	1.3	1.4	3.7%	3.4	3.6	4.5%
Mexicali	0.4	0.5	45.4%	1.0	1.3	30.8%
Aguascalientes	11.4	12.0	5.2%	32.7	34.5	5.5%
Morelia	20.0	21.9	9.4%	63.3	67.3	6.3%
Los Mochis	0.5	0.4	-9.0%	1.3	1.3	0.5%
Manzanillo	18.1	14.1	-21.8%	56.1	45.0	-19.8%
Total	1,328.4	1,462.7	10.1%	3,699.5	4,136.5	11.8%

Total Terminal Passengers (in thousands):

Airport	Mar-15	Mar-16	% Var	Jan-Mar 15	Jan-Mar 16	% Var
Guadalajara	775.1	901.5	16.3%	2,196.5	2,535.1	15.4%
Tijuana	358.2	505.2	41.0%	1,030.8	1,421.3	37.9%
Puerto Vallarta	417.5	463.1	10.9%	1,163.3	1,305.5	12.2%
Montego Bay	379.1	392.8	3.6%	1,044.9	1,095.8	4.9%
Los Cabos	349.5	419.0	19.9%	902.0	1,094.2	21.3%
Guanajuato	115.6	134.7	16.5%	322.4	380.4	18.0%
Hermosillo	114.2	132.8	16.3%	307.1	359.4	17.1%
La Paz	56.7	76.4	34.8%	150.8	199.4	32.2%
Mexicali	44.5	59.4	33.5%	123.8	163.7	32.2%
Aguascalientes	47.6	53.6	12.5%	131.7	147.7	12.2%
Morelia	37.5	44.3	18.3%	115.4	134.3	16.4%
Los Mochis	23.8	30.0	26.1%	64.2	81.3	26.5%
Manzanillo	27.1	23.9	-11.6%	82.2	73.1	-11.1%
Total	2,746.4	3,236.6	17.9%	7,635.3	8,991.3	17.8%

GAP Passenger Traffic Report March 2016	Page 2

The following items are highlights from traffic results for the month of March:

•	Quarter Growth: Passenger traffic grew 17.8% in 1Q16 compared to 1Q15, due to an increase of 1.52 million in available seats stemming from Volaris’ and Interjet’s fleet growth. Secondly, GAP reported one extra day in February as it was a leap year, which generated an additional 1% of traffic. Lastly, the Easter holiday took place in March, resulting in a 3.7% increase in passenger traffic; whereas in 2015, Easter fell in April.

•	Seats and Load Factor: In March 2016, GAP registered a 15.4% increase in the number of seats compared to March 2015. Load factor grew 1.1% compared to last year, reaching 83.5%.

•	Guadalajara: In the last 12 months, the airport reached 10.1 million passengers, becoming the third Mexican airport in the history to surpass 10 million passengers. In March, Aeromexico opened its route to Los Mochis, while VivaAerobus resumed its route to Tijuana with two daily flights. During the Easter holiday, frequencies increased to destinations such as Cancun and Los Angeles.

•	Puerto Vallarta: Domestic traffic grew 22.4% due to an increase of 6 thousand domestic seats by Volaris and 4 thousand by Aeromexico. International traffic increased in the number of seats offered by Southwest and United by 27 thousand and 12 thousand, respectively.

•	Los Cabos: Continues to show significant improvement in passenger load factor. This indicator increased from 77.6% in March 2015 to 85.7% in March 2016. Hotel infrastructure in Los Cabos is at its best; at the beginning of March the Ministry of Tourism recorded 11,730 available rooms in 4 and 5 star hotels. In March, Volaris opened a route from Toluca to Los Cabos and AereoCalafia opened a route from the Bajio region.

•	Tijuana: Continues to strengthen its growth rate, which is the highest year-to-date in 2016 among the 10 largest airports in the country. In March, available seats increased 39.9% compared to last year. Volaris is the airline that contributes the most to this growth with 76.2%.

The airport continues to position itself as the most efficient option for passengers traveling to the United States, due to its competitive rates and the recent opening of the Cross-Border Xpress. This cross-border bridge registered market penetration of 19.2% of Tijuana airport total passengers in March, reaching 97,084 users crossing the border via this bridge.

•	Montego Bay: Passenger traffic increased 3.6% during March. Delta and United Airlines contributed the most to the increase in offered seats, with 9 thousand and 4 thousand additional seats, respectively. Meanwhile, the charter flight market continues to be the main growth driver, increasing 19.1% during the month.

GAP Passenger Traffic Report March 2016	Page 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report March 2016	Page 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  April 6, 2016